Mail Stop 6010   May 16, 2008

Donald M. Roberts, Esq.
Executive Vice President and General Counsel
DJO Finance LLC
1430 Decision Street
Vista, California 92081

          Re: DJO Finance LLC
                 Registration Statement on Form S-4
                 Filed April 21, 2008
                 File No. 333-150354

Dear Mr. Roberts:

          We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. You may decide it is appropriate to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 52

1.   Please delete the item "cash and cash equivalents" from the Capitalization
        presentation.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

2.   You may not disclaim your obligations under Federal Securities laws.
        Accordingly, please delete the second sentence of the first paragraph.

3.   You indicate that the purchase allocation is preliminary. Please expand to

provide a description of the information on which you are waiting in order to complete the allocation and clarify when you expect the allocation will be finalized.

4.   We refer to adjustment (e). Please tell us and disclose the significant components of the $15.8 million. Tell us why you believe it is appropriate to eliminate these items under the guidance from Article 11 of Regulation S-X.

Selected Historical Consolidated and Combined Financial Data, page 58

5.   You disclose that you have combined the predecessor and successor periods for the period ended December 31, 2006 because you believe that provides the most meaningful comparison of your financial results. Please disclose the basis for your conclusion that the combined data provides meaningful information. Please also provide a brief description of the factors affecting comparability of the predecessor and successor information. Please also expand the related footnote to the summary data on page 19.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Year ended December 31, 2007 compared to Year ended December 31, 2006 (combined basis), page 65

Selling, General and Administrative, page 67

6.   You disclose a measure of selling, general and administrative expenses excluding certain non-cash and non-recurring expenses for 2007 and 2006. Please revise your filing to remove this non-GAAP measure or tell us how your disclosure complies with all of the relevant requirements of Item 10(e) of Regulation S-K.

Research and Development, page 67

7.   We see the significant charge for in-process research and development in 2006. Please expand to describe the nature of the in-process project(s). Please also expand to describe:
   - The status of the development and the complexity or uniqueness of the work completed at the acquisition date.
   - The stage of completion at the acquisition date.
   - The nature and timing of the remaining efforts for completion.

- The anticipated completion date and the date you expect to begin benefiting from the in-process projects.
- Projected costs to complete the in-process projects.
- The risks and uncertainties associated with completing development within a reasonable period of time.
- The status of the project(s) as of December 31, 2007

Provision (Benefit) for Income Taxes, page 68

8.   Please disclose the effective rate of income taxes for each period and describe the principal factors responsible for any significant differences between the statutory and effective rates.

Liquidity and Capital Resources, page 72

Covenant compliance, page 74

9.   In the first paragraph please provide a specific description of the potential consequences of failing to meet the financial ratios based on adjusted EBITDA as disclosed in the filing. If failing to achieve the disclosed ratios could constitute events of default that could lead to acceleration of the borrowings, please clarify. Please note that disclosure of a non-GAAP measure related to a debt covenant should consider the guidance from Question 10 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In that regard, your disclosure should clarify the materiality of the specific covenant(s) leading to the disclosure of the non-GAAP financial measure of adjusted EBITDA.

10.   We see that you also disclose EBITDA here and in the summary financial data presented on page 19. Your disclosures indicate that you provide this as a non-GAAP performance measure. The non-GAAP measure eliminates recurring expenses and accordingly does not appear to comply with the guidance from Item 10(e)(1)(ii) of Regulation S-K. Please delete the EBITDA disclosure.

11.   Under footnote (3) on page 76 you attribute a $13 million adjustment to a "reserve methodology change." Please tell us how your methodology changed. In that regard, please also explain what you mean by "anticipated integration related collection issues." Also address whether the change in methodology constitutes a change in accounting principles under SFAS 154.

Financial Statements, page F-1

DJO Finance LLC and Subsidiaries

12.   Please update the financial statements when required by Rule 3-12 of Regulation
        S-X. Please also update the related pro forma data.

Consolidated Statements of Cash Flows, page F-9

13.   Tell us what comprises the difference in the amounts reported as Investment by
        Parent on the Consolidated Statements of Cash Flows and the Consolidated
        Statements of Changes in Stockholders' Equity, Membership Equity, and
        Comprehensive Income (loss).

Note 1. Summary of Significant Accounting Principles, page F-11

Basis of Presentation and Principles of Consolidation

14.   Please tell us and disclose how you have a controlling interest in Medireha, a 50%
        owned entity.

Note 2. Acquisitions and Other Transactions, page F-17

15.   You state that you use third-party valuation firms to assist you in estimating fair
        values used in purchase price allocations. While management may elect to take
        full responsibility for fair values used in purchase allocations, if you choose to
        continue to refer to the expert in any capacity, please revise the filing to name the
        independent valuation expert and include its consent as an exhibit. Refer to Rule
        436 and Item 601(b)(23) of Regulation S-K.

16.   We note that approximately 89% of the purchase price relating to the Prior
        Transaction was allocated to goodwill. Please tell us and revise to disclose the
        specific factors leading to a purchase resulting in the recognition of the significant
        goodwill.

Exhibits and Financial Statement Schedules, page II-8

17.   Please include updated accountants' consents with any amendments to the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Donald M. Roberts, Esq.
DJO Finance LLC
May 16, 2008
Page 6

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Richard A. Fenyes
        Via Facsimile (212) 455-2502